UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South
Melbourne Victoria 3000 Australia	160 Victoria Street
GPO BOX 86	London SW1E 5LB UK
Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
bhpbilliton.com	bhpbilliton.com

Group Governance

10 May 2017

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant King
Date of last notice	27 March 2017

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	20,000* ordinary shares in BHP Billiton Limited held by Fabco Investments Pty Ltd as trustee of the Fabco Trust in which Grant King has a beneficial interest.

* Note – total above reflects shares acquired in this transaction and the transfer of 5,020 ordinary shares in BHP Billiton Limited from BT Portfolio Services Limited, which held the shares on behalf of the Grant A King private superannuation fund in which Grant King had a beneficial interest, to Fabco Investments Pty Ltd as trustee of the Fabco Trust in which Grant King has a beneficial interest.

Date of change	5 May 2017 (acquisition of shares) 9 May 2017 (transfer of shares)

No. of securities held prior to change	15,000 (indirect)

Class	Ordinary shares in BHP Billiton Limited

Number acquired	5,000

Number disposed	-

Value/Consideration	5,000 ordinary shares at $22.56 per share

No. of securities held after change	20,000 (indirect)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of BHP Billiton Limited ordinary shares and transfer of shares between indirect interests.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP Billiton’s Securities Dealing Policy a Director cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: Fax:	+61 3 9609 3730 +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Australia	Registered Office: Nova South 160 Victoria Street London SW1E 1LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 10, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary